AB
12/4

SECURITIE[S AND EXCHANGE COMMISSI]ON



12062032

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 39319

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwest Resources Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2511 North 124th Street, Suite 105
(No. and Street)

Brookfield (City) Wisconsin (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kolb+Co. SC
(Name – *if individual, state last, first, middle name*)

3400 Bishops Lane, Suite 300 (Address) Brookfield (City) Wisconsin (State) 53005 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2012
16 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven L. Baptie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midwest Resources Securities Corp., as of Septempber 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARY PUBLIC
AMY K. WELCH
STATE OF WISCONSIN

Notary Public

Signature

Owner

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDWEST RESOURCES SECURITIES CORP.

Financial Statements
September 30, 2012 and 2011

CONTENTS

INDEPENDENT AUDITOR'S REPORT

November 6, 2012

To the Board of Directors
Midwest Resources Securities Corp.

We have audited the accompanying Statements of Financial Condition of Midwest Resources Securities Corp. as of September 30, 2012 and 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statements of Financial Condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Midwest Resources Securities Corp.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Statement of Financial Condition presentation. We believe that our audits of the Statements of Financial Condition provide a reasonable basis for our opinion.

In our opinion, the Statements of Financial Condition referred to above present fairly, in all material respects, the financial position of Midwest Resources Securities Corp. as of September 30, 2012 and 2011 in conformity with United States generally accepted accounting principles.



Kolb+Co. SC

13400 Bishop's Lane, Suite 300
Brookfield, WI 53005
262/754-9400 Phone
262/754-9401 Fax
800/461-8843 Toll Free
www.KolbCo.com

MIDWEST RESOURCES SECURITIES CORP.

Statements of Financial Condition

As of September 30,

ASSETS

	2012	2011
Current Assets		
Cash	$ 10,489	$ 14,320
Prepaid expenses	334	780
Total Assets	$ 10,823	$ 15,100

LIABILITIES AND STOCKHOLDER'S EQUITY

	2012	2011
Total Liabilities	$ -	$ -
Stockholder's Equity		
Common stock, $1 par value, 56,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	4,000	-
Retained (deficit) earnings	(3,177)	5,100
Total Stockholder's Equity	10,823	15,100
Total Liabilities and Stockholder's Equity	$ 10,823	$ 15,100

Note #1 Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Midwest Resources Securities Corp. (the "Company") was formed on February 5, 1988 as a broker-dealer to offer and sell limited and general partnership interests through direct participation private placements throughout the United States.

Commission Revenue and Expense

Commission revenue is considered earned when the specified minimum sales level of each offering is achieved. Commissions for sales of securities are due to the registered representatives when both the minimum sales level of each offering is achieved and the offer to purchase is accepted by the Company and the issuer of the securities. In 2012, there was no commission revenue or expense as there were no new partnership offerings during the year.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("USGAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent Event

Management has evaluated transactions and subsequent events through November 6, 2012, the date the financial statements were available to be issued.

Cash and Temporary Cash Investments

The Company considers all short-term investments in interest-bearing accounts, securities, and other instruments with an original maturity of three months or less, to be equivalent to cash.

Concentrations of Credit Risk

The financial instrument which potentially subjects the Company to concentration of credit risk consists of cash. The Company policy is to limit credit exposure on financial instruments and places its cash with a financial institution deemed as being credit worthy.

Income Taxes

The Company has elected to be treated as an S Corporation, "small business corporation," for income tax purposes. Under this election, profits and losses are passed directly to the shareholder for inclusion in his personal income tax returns. As such, the Company does not pay corporate income taxes on its taxable income. Accordingly, no liability or provision for federal or state income taxes is included in the accompanying statements. Additionally, the Company has not accrued for uncertain tax positions as any additional tax asset or liability is passed through to the shareholder. The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal examinations by tax authorities for years before 2008 and state examinations for years before 2007.

Note #2 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At the years ended September 30, 2012 and 2011, the Company had net capital of $10,489 and $14,320, respectively, which, in each instance, exceeded its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at both years ended September 30, 2012 and 2011.

Note #3 Related Party Transactions

Steven L. Baptie is the shareholder and director of the Company and Midwest Resources, Inc. Midwest Resources, Inc. is the general partner of Midwest Resources 2010-1 Oil and Gas Income Limited Partnership. As discussed in Note #1, there were no new partnership offerings in fiscal 2012, as thus there were no related party transactions during the year.

The Company was involved in the following related party transactions:

	2012	2011
Commission revenue from Midwest Resources 2010-1 Oil and Gas Income Limited Partnership	$ -	$ 121,800
Commission expense paid to Midwest Resources, Inc.	$ -	$ 31,088

In addition, the Company paid Kurt Nowka, the President of the Company, $15,163 for commissions during 2011.



Kolb+Co.

Beyond the Bottom Line™

13400 Bishop's Lane, Suite 300
Brookfield, WI 53005
262/754-9400 Phone
262/754-9401 Fax
800/461-8843 Toll Free

www.KolbCo.com